Exhibit 3

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 8, 2013 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the three months ended March 31, 2013. The interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

2013 HIGHLIGHTS

•	The Company discovered a new unconformity related uranium mineralization approximately 2.1 kilometres northeast of the Phoenix deposits (the “489 Zone”) at Wheeler River. Rock types, alteration and structure are similar to the Phoenix deposits. Mineralization has been intersected on both drill hole fences completed to date, and the zone is open along strike in both directions.

•	On April 26, 2013, Denison completed the acquisition of a portfolio of assets (“Fission Arrangement”) from Fission Energy Corp. (“Fission”) comprised of its Eastern Athabasca property interests, including its 60% interest in the Waterbury Lake uranium project, and its property interests in Quebec, Nunavut, and Namibia. Pursuant to the Fission Arrangement, Fission shareholders received 0.355 of a common share of Denison for each Fission share held, along with nominal cash consideration. In addition all of the outstanding options and common share purchase warrants of Fission were exchanged for options and warrants to purchase common shares of Denison by reference to the 0.355 exchange ratio.

•	On January 31, 2013, Denison closed its plan of arrangement (“JNR Arrangement”) with JNR Resources Inc. (“JNR”) by issuing 7,975,479 Denison common shares to acquire all of the outstanding common shares of JNR not already held by Denison at an exchange ratio of 0.073. Pursuant to the JNR Arrangement, all of the outstanding options and common share purchase warrants of JNR were exchanged for options and warrants to purchase common shares of Denison by reference to the 0.073 exchange ratio. The acquisition of JNR increased Denison’s interests in five exploration property joint arrangements with JNR to 100%, added seven exploration properties to Denison’s property portfolio in Saskatchewan and two properties in Newfoundland.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT under the symbol “DNN”.

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, and after the close of the Fission Arrangement on April 26, 2013, Denison’s exploration portfolio includes 50 projects and totals approximately 658,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, a 75% interest in the newly acquired Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division and is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide and uranium hexafluoride.

STRATEGY

Denison has built one of the strongest portfolios of strategic uranium deposits and properties in the Eastern Athabasca Basin. Denison plans to aggressively explore its most prospective properties to expand existing resources and delineate new uranium resources. The Company intends to increase shareholder value through successful acquisitions and exploration programs and to position the Company as a top-tier uranium industry investment.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

SELECTED QUARTERLY FINANCIAL INFORMATION

On June 29, 2012, the Company completed a transaction with Energy Fuels Inc. (“EFR”) whereby it sold its subsidiaries holding all of its mining assets and operations located in the United States (the “U.S. Mining Division”). In accordance with IFRS, the Company has restated its prior year presentation of its statement of comprehensive income to include only the Company’s continuing operations in detail and to disclose the results of its U.S. Mining Division separately as a discontinued operation.

(in thousands)	As at March 31, 2013	As at December 31, 2012
Financial Position:
Cash and cash equivalents	$26,907	$38,188
Working capital	27,372	35,298
Long-term investments	1,817	2,843
Property, plant and equipment	255,601	247,888
Total assets	297,295	300,356
Total long-term liabilities	$27,213	$28,630

	2013	2012	2012	2012
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2
Results of Operations:
Total revenues from continuing operations	$2,291	$2,596	$2,496	$2,431
Net income (loss) from continuing operations	(5,469)	(4,605)	(9,651)	(1,699)
Net income (loss) from discontinued operations	—	155	188	(50,361)
Basic and diluted earnings (loss) per share from continuing operations	(0.01)	(0.01)	(0.03)	(0.01)
Basic and diluted earnings (loss) per share from discontinued operations	—	—	—	(0.13)

	2012	2011	2011	2011
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2
Results of Operations:
Total revenues from continuing operations	$3,604	$4,432	$5,513	$11,816
Net income (loss) from continuing operations	(9,516)	(16,039)	7,853	(9,938)
Net income (loss) from discontinued operations	(42,475)	(49,498)	7,631	(3,811)
Basic and diluted earnings (loss) per share from continuing operations	(0.03)	(0.04)	0.02	(0.03)
Basic and diluted earnings (loss) per share from discontinued operations	(0.11)	(0.13)	0.02	(0.01)

RESULTS OF OPERATIONS

Revenues

Services and Other

Revenue from DES for the three months ended March 31, 2013 was $1,907,000 compared to $3,169,000 in the same period in 2012. Revenue decreased in 2013 due to the expiry of the Faro contract in March 2012.

Revenue from the management contract with UPC for the three months ended March 31, 2013 was $384,000 compared to $435,000 in the same period in 2012.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Operating Expenses

Mining

The McClean Lake mill remained on stand-by during the first quarter of 2013. The Cigar Lake joint venture continues to pay nearly all of the stand-by expenses under the terms of a toll milling agreement. Denison’s share of operating costs for the three months ended March 31, 2013 totaled $270,000 compared to $510,000 for the three months ended March 31, 2012. Operating costs were lower in 2013 primarily due to lower expenditures on the Surface Access Borehole Resource Extraction (“SABRE”) program, which is not part of stand-by costs. The mill is anticipated to restart operations later in 2013 to begin processing of ore received from the Cigar Lake mine.

Services and Other

Operating expenses include costs relating to DES amounting to $1,937,000 for the three months ended March 31, 2013 compared to $3,021,000 for the same period in 2012. DES costs decreased in 2013 due to the expiry of the Faro contract in March 2012.

Mineral Property Exploration

Denison is engaged in uranium exploration, as both operator and non-operator of joint arrangements and as operator of its own properties in Canada, Mongolia and Zambia. Exploration expenditures for the three months ended March 31, 2013 were $4,709,000 compared to $3,020,000 for the three months ended March 31, 2012. The expenditures were higher than 2012 due to an increase in expenditures in Canada.

Canada

Denison’s share of exploration spending on its Canadian properties totaled $4,173,000 for the three months ended March 31, 2013 and $2,595,000 for the three months ended March 31, 2012.

At the 60% owned Wheeler River project, a total of 14,577 metres of exploration and infill drilling was completed in 27 drill holes during the three months ended March 31, 2013. Sixteen of the drill holes were completed on five different exploration target areas (489 Zone, K Zone, Phoenix North, 232 area and the REA area) on the Wheeler River property. The highlight of the winter program was the discovery of new unconformity related uranium mineralization at the 489 Zone. Located approximately 2.1 kilometres northeast of the Phoenix deposits, the 489 Zone straddles the sub-Athabasca unconformity at a vertical depth of 380 metres below surface. The rock types, alteration and structure are similar to the Phoenix deposits. Mineralization has now been intersected on both drill hole fences completed to date, which are about 65 metres apart. The zone is open along strike in both directions. A summer drill program is planned to aggressively follow up on these results.

The table below summarizes the mineralized intersections in the 489 Zone:

489 Zone Drilling Results

	Radiometric Probe				Chemical Assay
Hole-ID	From (m)	To (m)	Length (m)	eU3O8(1) (%)	From (m)	To (m)	Length (m)	U3O8 (%)
WR-489	387.8	392.4	4.6	0.14	387.3	392.8	5.5	0.13
WR-511A	375.5	377.0	1.5	0.46	Pending
and	378.3	379.3	1.0	0.17	Pending
and	387.8	388.9	1.1	0.24	Pending

[1]	eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe.

On the other four exploration target areas, encouraging geochemistry and alteration was observed at Phoenix North, and the K Zone. Further work is required to follow up on these results, some of which is expected to be part of this summer’s activities. No significant mineralization, alteration or geochemistry was observed at the 232 and REA areas. Another five drill holes explored for basement mineralization proximal to the north end of the Phoenix A deposit. Although no significant mineralization was intersected, this area remains open for further testing.

The remainder of the winter program included four infill drill holes completed in the Phoenix A deposit where high-grade uranium mineralization was intersected in all four drill holes:

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Phoenix A Deposit Infill Drilling Results

Hole-ID	From (m)	To (m)	Length (m)	eU3O8(1) (%)
WR-496(2)	410.4	413.9	3.5	36.3
WR-498(2)	405.4	408.5	3.1	24.1
WR-499(2)	407.5	410.1	2.6	14.8
WR-501(2)	406.0	409.0	3.0	13.5
and	411.0	412.0	1.0	3.0

[1]	eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe.
[2]	Intersection intervals are comprised above a cut-off grade of 1.0% eU3O8 .

At the Hatchet Lake project (50% Denison, 50% Anthem Resources Inc.), a total of 2,370 metres of exploration drilling was completed in 13 drill holes during the three months ended March 31, 2013. Uranium mineralization was intersected at the unconformity in two drill holes on the Crooked-Richardson Lakes trend. The best result was in drill hole RL-13-16, which intersected 0.45% U3O8 over 2.3 metres beginning at 124.0 metres down the drill hole. Further drilling is required to follow up on these results.

At the Moore Lake project, a total of 5,107 metres of exploration drilling was completed in 12 drill holes during the three months ended March 31, 2013. While no significant mineralization was intersected, several target areas require further exploration and Moore Lake remains a high priority property.

At the AREVA Resources Canada Inc. operated Wolly and McClean Lake projects, a total of 6,443 metres of exploration drilling was completed in 34 drill holes during the three months ended March 31, 2013. No significant mineralization was intersected.

Zambia

Exploration expenditures of $195,000 for the three months ended March 31, 2013 were incurred on the Company’s Mutanga project in Zambia compared to $119,000 for the three months ended March 31, 2012. Soil geochemical surveying and radon sampling programs started at Mutanga during the three months ended March 31, 2013.

Mongolia

Exploration expenditures on the Company’s GSJV properties in Mongolia totaled $341,000 for the three months ended March 31, 2013 compared to $306,000 for the three months ended March 31, 2012. Expenditures during the three months ended March 31, 2013 were primarily made up of annual license payments.

The Company and Mon-Atom LLC, the Mongolian state-owned uranium company, are continuing to pursue restructuring of the GSJV to meet the requirements of the Nuclear Energy Law. The Company currently has an 85% interest in the GSJV, with Mon Atom LLC holding the remaining 15% interest. Depending on the amount of historic exploration that was funded by the Government of Mongolia, Mon-Atom LLC is entitled to hold a 34% to 51% interest in the GSJV. Discussions with relevant government agencies are on-going, and the timing for completion of the restructuring is uncertain at this time. In the meantime, activities continue in support of converting the GSJV exploration licenses to mining licenses.

General and Administrative

General and administrative expenses totaled $1,903,000 for the three months ended March 31, 2013 compared with $2,605,000 for the three months ended March 31, 2012. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other public company expenditures. General and administrative expenditures declined in 2013 largely as a result of a decrease in share-based compensation and personnel costs from the implementation of various staff reduction plans late in 2012 and early 2013.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Other Income and Expenses

Other income (expense) totaled ($929,000) for the three months ended March 31, 2013 compared with ($4,363,000) for the three months ended March 31, 2012. The difference is largely due to a decrease in foreign exchange losses recognized during the three months ended March 31, 2013. The Company realized foreign exchange losses of ($80,000) during the three months ended March 31, 2013. By comparison, during the three months ended March 31, 2012, the Company recognized foreign exchange losses of ($3,595,000) and expensed a payment of ($742,000) related to the buyout of Geologorazvedka’s 15% interest in the GSJV.

Discontinued Operations

On June 29, 2012, the Company sold its U.S. Mining Division to EFR. In exchange, consideration equal to 425,440,872 EFR common shares was received and distributed to Denison shareholders of record on June 29, 2012 (the “EFR Transaction”).

As a result of the EFR Transaction, Denison has accounted for its U.S. Mining Division as a discontinued operation.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $26,907,000 at March 31, 2013 compared with $38,188,000 at December 31, 2012. The decrease of $11,281,000 was primarily due to cash used in operations of $9,098,000 and cash used in investing activities of $1,598,000.

Net cash used in operating activities of $9,098,000 in the three months ended March 31, 2013 is comprised of net loss for the period adjusted for non-cash items and changes in working capital items. Significant changes in working capital items during the period include an increase of $1,433,000 in trade and other receivables and a decrease of $1,047,000 in accounts payable and accrued liabilities.

Net cash used in investing activities of $1,598,000 consists primarily of $715,000 spent on the JNR Arrangement and $703,000 deposited in the Elliot Lake reclamation trust fund.

On June 28, 2012, the Company put in place a revolving term credit facility (the “Credit Facility”) for $15,000,000. The Credit Facility contains a covenant to maintain a certain level of tangible net worth, which must be greater than or equal to the sum of $230,000,000 plus an amount equal to (i) 50% of each equity issue from and including March 31, 2012 and 50% of positive net income in each fiscal quarter from and including March 31, 2012. The Credit Facility terminates on June 28, 2013. At March 31, 2013, the Company is in compliance with its facility covenants and there is no debt outstanding under this facility; however, $9,546,000 of the line was used as collateral for certain letters of credit.

The Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The Credit Facility is subject to a standby fee of 1%.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. During the three months ended March 31, 2013, under the terms of the agreement, the Company received the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CAD$100,000,000 and CAD$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CAD$200,000,000; c) a fee of CAD$200,000 upon the completion of each equity financing where proceeds to UPC exceed CAD$20,000,000; d) a fee of CAD$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CAD$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CAD$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

The management services agreement expired on March 31, 2013. A new management services agreement was signed with UPC on April 1, 2013. See the Subsequent Events section below for details of the new management services agreement.

Management fees were incurred with UPC for the periods noted:

	Three Months Ended
(in thousands)	March 31, 2013	March 31, 2012
Revenue
Management fees	$384	$435

There were no commission or transaction fees received for the periods shown above. At March 31, 2013, accounts receivable includes $139,000 (December 31, 2012: $143,000) due from UPC with respect to the fees indicated above.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provided for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. This long-term offtake agreement was assigned to EFR as part of the EFR Transaction.

KEPCO also entered into a strategic relationship agreement. Pursuant to this agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire.

As at March 31, 2013, KEPCO holds 58,000,000 shares of Denison representing a share interest of approximately 14.62%. Under the terms of the strategic relationship agreement, KEPCO is entitled to nominate one director to Denison’s board of directors, so long as its share interest in Denison is above 5.0%.

Other

During the three months ended March 31, 2013, the Company has incurred management and administrative service fees and other expenses of $31,000 with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At March 31, 2013, an amount of $3,000 (December 31, 2012: $nil) was due to this company.

During the three months ended March 31, 2013, the Company has incurred fees of $207,000 with a law firm where a director of the Company is a partner at the firm. At March 31, 2013, an amount of $207,000 (December 31, 2012: $285,000) is due to this law firm.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

The following compensation was awarded to key management personnel:

	Three Months Ended
(in thousands)	March 31, 2013	March 31, 2012
Salaries and short-term employee benefits	$511	$446
Share-based compensation	182	304

Key management personnel compensation	$693	$750

SUBSEQUENT EVENTS

Acquisition of Fission Energy Corp.

On April 26, 2013, Denison completed the Fission Arrangement pursuant to which it acquired Fission’s Eastern Athabasca property interests, including its 60% interest in the Waterbury Lake uranium project, and its property interests in Quebec, Nunavut, and Namibia. Fission shareholders received 0.355 of a common share of Denison, a nominal cash payment of $0.0001 and one common share of a newly-formed publicly traded company, Fission Uranium Corp., for each Fission share held. On closing, Denison issued 53,053,284 common shares with a value of approximately CAD$67,378,000 based on Denison’s closing share price of CAD$1.27 per share on April 26, 2013.

All of the outstanding options and common share purchase warrants of Fission were exchanged for options and warrants to purchase 3,485,889 common shares of Denison with a fair value of approximately CAD$2,184,000 as determined by the Black-Scholes options pricing model. Cash consideration of CAD$2,437,000 was advanced to Fission, in respect of the expenditures incurred and paid by Fission between January 16, 2013 and April 25, 2013 on properties that were ultimately acquired by Denison. Further additional consideration may be required under the Fission Arrangement.

Renewal of UPC Management Services Agreement

A new management services agreement was signed with UPC on April 1, 2013 after the expiry of the original management services agreement. Under terms of the new agreement, UPC will pay the following fees to Denison: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of UPC’s Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The new management services agreement has a three-year term and may be terminated by either party upon the provision of 120 days written notice.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At May 8, 2013, there were 449,834,678 common shares issued and outstanding, stock options exercisable for 10,374,730 Denison common shares, and warrants exercisable for 1,773,144 Denison common shares for a total of 461,982,552 common shares on a fully-diluted basis.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s first fiscal quarter of 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTLOOK FOR 2013

Canada

Mineral Property Exploration

Given the recently completed Fission Arrangement, the Company is in the process of reviewing its Canadian exploration programs for the remainder of the year. The Company is still planning to spend approximately CAD$9,900,000. At this time, Denison plans to carry out four exploration programs during the remainder of 2013, of which Wheeler River will continue to be the primary focus. At Wheeler River, a 13,000 metre summer drill program is planned at a total estimated cost of CAD$3,400,000 (Denison’s share CAD$2,040,000). The summer drill program at Wheeler River will focus on the newly discovered 489 Zone of mineralization and the Phoenix North areas as well as some additional drilling in the Phoenix A deposit in an attempt to increase the mineral resources.

In addition to the Wheeler River project, summer drill programs are also planned for Crawford Lake (2,600 metres) and Bachman Lake (650 metres). Geophysical surveys are currently ongoing or are planned to be carried out on the Bell Lake, Wheeler River and Stevenson River properties.

On the newly acquired Waterbury Lake project, Denison plans to work with its partner to evaluate previous exploration results on the entire property and develop a future work plan.

Development/Operations

Approximately CAD$3,500,000 (Denison’s share CAD$814,000) is budgeted for the Midwest and McClean Underground development stage projects and the SABRE program in 2013. The majority of the expenditures are planned for the evaluation of the results of the SABRE two hole test program completed in 2012 and the preliminary evaluation of the SABRE mining method for the Caribou deposit. The McClean Underground project Feasibility Study was completed in the fourth quarter of 2012, and a production decision was deferred due to the poor condition of the uranium market. A production decision will be revisited in 2013. Very little work is currently planned on the Midwest project.

The McClean Lake mill continues to be on stand-by, but activity at the mill has ramped up in preparation for processing of Cigar Lake ore anticipated to begin later in 2013. Denison’s share of operating and capital expenditures in 2013 is estimated at CAD$1,800,000. Denison expenditures are expected to be offset by revenue projected at CAD$1,500,000 from toll milling revenues and the proceeds from the sale of approximately 25,000 pounds U3O8 recovered from McClean Lake ores processed as part of the Cigar Lake commissioning efforts. Construction on the McClean Lake mill expansion, which is 100% funded by the Cigar Lake joint venture, began last summer and will increase annual production capacity to 24 million pounds U3O8.

International

On its wholly owned Mutanga project in Zambia, the Company is carrying out an extensive program of geological mapping as well as geochemical and geophysical surveying to increase the confidence in existing drill targets and identify new targets. At this point no exploration drilling is planned for 2013. The Zambian program will total an estimated $3,500,000.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

On the newly acquired Dome project in Namibia, where Denison currently holds a 75% interest, Denison has been advised that Rio Tinto plans to spend $1,400,000 on a 2,000 metre drill program as part of that company’s earn in obligations. Rio Tinto must spend $5,000,000 by the end of 2016 to earn a 49% interest in the joint arrangement.

In Mongolia, mining license applications for its four license areas were submitted in 2011 and the Company is continuing to work to restructure the GSJV to meet the requirements of the Mongolian Nuclear Energy Law. In 2013, the Mongolian program is estimated at $1,700,000. The focus in 2013 will be on the ongoing restructuring efforts and the work necessary to obtain the mining licenses.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed in the Company’s Annual Information Form dated March 13, 2013 available at www.sedar.com, and in the Company’s Form 40-F available at http://www.sec.gov/edgar.shtml.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Company’s Vice President, Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and its Form 40-F available at http://www.sec.gov/edgar.shtml.